ASX & MEDIA RELEASE **10 SEPTEMBER 2002**

NOVOGEN WINS ANNUAL AUSTRALIAN TECHNOLOGY SHOWCASE AWARD

Pharmaceutical company, Novogen Limited, has won jointly the third annual Australian Technology Showcase award for its innovative development and international marketing of its non-prescription, natural isoflavone drug technology platform.

The award for outstanding achievement in International Markets was presented this week at an official reception for the six companies chosen as finalists at NSW Government House.

The Australian Technology Showcase was established in 1997, by the NSW Department of State and Regional Development, to promote uniquely Australian technology to international markets.

With Commonwealth Government participation, the program has since become a national showcase for more than 370 Australian technologies.

Novogen is the world's largest producer of isoflavone based natural dietary supplements and its winning entry was based around Rimostil™, a product developed for long term bone and heart health maintenance in post-menopausal women.

Rimostil™, one of three non-prescription isoflavone products manufactured by Novogen, was launched in Australia in June 2000, and is now exported globally.

The technology was developed in Australia.

Novogen now manufactures the raw isoflavone extract from red clover at a plant in Wyong, on the NSW Central Coast and supports its product development with an international program of independent clinical trialing.

According to Novogen's Managing Director, Mr Chris Naughton, scientific interest and consumer attention in isoflavone technology and the underlying safety of these natural products has increased markedly during 2002, with revelations that synthetic hormone replacement therapies may not be free from complicating side effects.

"Novogen identified some years ago that a market existed for naturally sourced products that provide health benefits and which complement western diets," Mr Naughton said.

"Our science produced products to fulfil that market requirement, our clinical trialing has proved that they provide a health benefit and this award is recognition of our efforts.

"It is a win for Australian science, for Novogen and its shareholders, and a win for Australian business," Mr Naughton said.

The Showcase program has contributed to more than $280 million of additional overseas sales, exports and equity capital injection for member technologies in NSW.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialization, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT), NASDAQ (CODE NVGN).**

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FOR FURTHER INFORMATION	:	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157